1085917

DC

No Act

P.E. 12-19-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 2, 2003

Jacqueline Jarvis Jones
Assistant General Counsel
Bank of America Corporation
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Re: Bank of America Corporation
Incoming letter dated December 19, 2002

Dear Ms. Jones:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to Bank of America by Emil Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Emil Rossi
P.O. Box 249
Boonville, CA 95415

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

December 19, 2002

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

RECEIVED
2002 DEC 20 PM 4:02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Stockholder Proposal Submitted by Emil Rossi

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal dated November 15, 2002 (the "Proposal") from Emil Rossi (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2003 Annual Meeting of Stockholders (the "2003 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2003 Annual Meeting for the reasons set forth herein.

GENERAL

The 2003 Annual Meeting is scheduled to be held on April 30, 2003. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 24, 2003 and to commence mailing those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2003 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the board of directors take the necessary steps to amend the Corporation's governing instruments to provide that it will hire a new auditing firm every four years, beginning in the 2004 fiscal year.

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2003 Annual Meeting pursuant to Rule 14a-8(i)(7), which permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. As provided under Delaware law, the board of directors manages the business and affairs of the Corporation. Currently, the board, in the exercise of these statutory powers, appoints the Corporation's independent auditors following a recommendation from the board's audit committee. The Corporation's process of retaining and evaluating independent auditors is routinely followed by public companies.

Pursuant to its charter, the Corporation's audit committee evaluates auditor performance and recommends to the board the appointment of the independent auditors. New York Stock Exchange Rule 303.01(B)(1)(b) currently requires the audit committee charter to specify that the board and audit committee have the ultimate authority and responsibility to select, evaluate and replace the independent auditors. In addition, proposed New York Stock Exchange rules would require the audit committee charter to grant the audit committee sole authority to hire and fire independent auditors, and the Sarbanes-Oxley Act of 2002 requires the audit committee of a company listed on a national securities exchange or association to be directly responsible for the appointment of the company's auditing firm.

The Proposal would require the audit committee to recommend, and the board to select, a new auditing firm whether or not the audit committee or board considered such a change to be in the best interests of the Corporation or its stockholders. The Proposal would foreclose the board's ability to conduct the Corporation's ordinary business operations by mandating a change in auditors, notwithstanding the board's business judgment on the current auditor's qualifications and expertise.

The method of selection of independent auditors is within the meaning of ordinary business. The Division concurred that proposals submitted to other companies by the Proponent and others, which were substantially similar to the Proposal, related to the conduct of the ordinary business of those companies. *See ConAgra Foods, Inc.* (June 14, 2002) (Chris Rossi proposal); *Transamerica Corporation* (March 8, 1996) (Emil Rossi proposal); *General Electric Company* (December 28, 1995) (Chris Rossi proposal); *BankAmerica Corporation* (December 15, 1995) (Emil Rossi proposal); *Pacific Gas and Electric Company* (January 26, 1993) (Chris Rossi proposal); and *Pacific Gas and Electric Company* (January 18, 1991) (Lisa Rossi proposal).

The Division has a long history of viewing proposals that address the method and selection of independent auditors as matters relating to a company's ordinary business. *See WGL Holdings, Inc.* (December 6, 2002) (proposal requested that the auditors be changed at least every five years); *Texaco Inc.* (August 23, 1993) (proposal requested that the auditors be changed every three to five years as a regular policy); *Southern New England Telecommunications Company* (February 11, 1991) (proposal involved limiting the service of the company's independent audit firm to not more than four consecutive years and to not more than six years in any ten consecutive years); *Monsanto Company* (January 17, 1989) (proposal, in part, to limit auditors to five-year terms); *BankAmerica Corporation* (February 27, 1986) (proposal, in part, that would require the rotation of the company's independent auditors at least every five years); *ITT Corporation* (January 22, 1986) (proposal that would require the rotation of the company's independent auditors at least every five years); *Mobil Corporation* (January 3, 1986) (proposal that would require the rotation of the company's independent auditors at least every five years); *Consumers Power Company* (January 3, 1986) (proposal that would require the rotation of the company's independent auditors at least every five years); *Ohio Edison Company* (December 30, 1985) (proposal that would require the rotation of the company's independent auditors at least every seven years); *Pacific Gas and Electric Company* (December 30, 1985) (proposal that would require the rotation of the company's independent auditors at least every three years); and *Firestone Tire & Rubber Company* (November 25, 1980) (proposal recommending the board of directors consider the practice of rotating the company's outside auditors).

Consistent with the no-action letters cited above, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7). In each of the cited no-action letters, the Division confirmed that proposals dealing with the method of selecting independent auditors were related to ordinary business matters, and the Division indicated that it would not recommend enforcement action if the subject proposals were omitted. Accordingly, the Proposal, which seeks to determine the method of selecting independent auditors, relates to the Corporation's ordinary business operations and should be excluded under Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2003 Annual Meeting. Based on the Corporation's timetable for the 2003 Annual Meeting, a response from the Division by January 24, 2003 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

cc: Emil Rossi

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, CA. 95415

November 15,2002

Bank Of America
Rachael R. Cummings-Corp.. Secretary
Bank of America Corporation Center
Charlotte, North Carolina 28255

EMIL ROSSI PROPOSAL TO BE SUBMITTED IN THE 2003 BANK OF AMERICA PROXY MATERIAL

The shareholders of BANK OF AMERICA request the board of Directors take the necessary steps to amend the company's governing instruments to adopt the following : Begining on the 2004 BANK OF AMERICA fiscal year, the present auditing firm will be changed and every (4) years a new auditing firm will be hired.

Emil Rossi holder of 1357 common shares certificates #BA4140

Emil Rossi

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 2, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 19, 2002

The proposal requests that the board of directors take the necessary steps to amend Bank of America's governing instruments to provide that it will hire a new auditing firm every four years, beginning in the 2004 fiscal year.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Special Counsel